EXHIBIT 99.1

HEXO thanks departing directors for their service to the Company

GATINEAU, Quebec, Feb. 22, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company") earlier today announced its refreshed Board of Directors (“Board”). The Company would like to extend heartfelt thanks to John Bell, Adam Miron, Emilio Imbriglio, and Vincent Quan for their loyal service to HEXO. The Company has issued the following statement:

“The Company would like to thank HEXO’s outgoing Board of Directors for stewarding the organization through this transitional period. HEXO thanks John Bell for his contributions as Chair where his integrity, business acumen and relentless drive to act in the best interest of shareholders was invaluable. Further, the Company would like to thank co-founder, Adam Miron, for his vision, passion and value to HEXO since inception and for the role he played in shaping the Canadian cannabis industry. In addition, HEXO would like to thank Emilio Imbriglio for his wisdom, experience and valuable contributions to the Board. Finally, HEXO would like to thank Vincent Quan for his contributions and dedication over the last few months as an observer to the Board.”

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:

Investor Relations:

invest@hexo.com
www.hexocorp.com

Media Relations:

(819) 317-0526
media@hexo.com